TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 14, 2019

Dear Sir/Madam,

Sub: Results of the Postal Ballot and E-voting

In continuation to our letter dated February 5, 2019, titled 'Postal Ballot Notice' please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2. Report of Scrutinizer dated March 14, 2019.

The resolutions in the postal ballot notice have been deemed to be approved and passed on March 12, 2019 which is the last date of receipt of postal ballot forms.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx

This is for your information and records.

Thanking You

Yours Sincerely,

For **Infosys Limited**

MANIKANTHA AGS
Digitally signed by MANIKANTHA AGS
Date: 2019.03.14 18:54:07 +05'30'

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Name of the Company	INFOSYS LIMITED
Date of the Postal ballot	March 12, 2019 (Voting start date: February 11, 2019 9:00 hours to March 12, 2019 17:00 hours)
Total number of shareholders on January 22, 2019 i.e, cut-off date for voting	953071
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	
Public:	

Resolution No.	1							
Resolution required: (Ordinary/ Special)	**SPECIAL - Approval for the Buyback of Equity Shares of the Company**							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	**Mode of Voting**	**No. of shares held (1)**	**No. of votes polled (2)**	**% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100**	**No. of Votes – in favour (4)**	**No. of Votes – against (5)**	**% of Votes in favour on votes polled (6)=[(4)/(2)]*100**	**% of Votes against on votes polled (7)=[(5)/(2)]*100**
Promoter and Promoter Group	E-Voting	560,182,338	459,721,170	82	459,721,170	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		100,461,168	18	100,461,168	-	100	-
	Total		560,182,338	100	560,182,338	-	100	-
Public- Institutions	E-Voting	2,493,682,938	2,067,457,535	83	2,051,756,881	15,700,654	99	1
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		2,067,457,535	83	2,051,756,881	15,700,654	99	1
Public- Non Institutions	E-Voting	1,314,782,622	624,514,361	47	598,701,560	25,812,801	96	4
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		3,690,154	-	3,515,370	174,784	95	5
	Total		628,204,515	48	602,216,930	25,987,585	96	4
	Total	4,368,647,898	3,255,844,388	75	3,214,156,149	41,688,239	99	1

Name of the Company			INFOSYS LIMITED					
Date of the Postal ballot			March 12, 2019 (Voting start date: February 11, 2019 9:00 hours to March 12, 2019 17:00 hours)					
Total number of shareholders on January 22, 2019 i.e, cut-off date for voting			953071					
No. of shareholders present in the meeting either in person or through proxy:			Not Applicable					
Promoters and Promoter Group:								
Public:								
No. of Shareholders attended the meeting through Video Conferencing			Not Applicable					
Promoters and Promoter Group:								
Public:								
Resolution No.	2							
Resolution required: (Ordinary/ Special)	**SPECIAL - Re-appointment of Kiran Mazumdar-Shaw as an Independent Director**							
Whether promoter/ promoter group are interested in the agenda/resolution?	No							
Category	**Mode of Voting**	**No. of shares held (1)**	**No. of votes polled (2)**	**% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100**	**No. of Votes – in favour (4)**	**No. of Votes – against (5)**	**% of Votes in favour on votes polled (6)=[(4)/(2)]*100**	**% of Votes against on votes polled (7)=[(5)/(2)]*100**
Promoter and Promoter Group	E-Voting	560,182,338	459,721,170	82	459,721,170	-	100	-
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		100,461,168	18	100,461,168	-	100	-
	Total		560,182,338	100	560,182,338	-	100	-
Public- Institutions	E-Voting	2,493,682,938	2,036,828,122	82	1,906,040,036	130,788,086	94	6
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		-	-	-	-	-	-
	Total		2,036,828,122	82	1,906,040,036	130,788,086	94	6
Public- Non Institutions	E-Voting	1,314,782,622	624,185,425	47	506,037,504	118,147,921	81	19
	Poll		-	-	-	-	-	-
	Postal Ballot (if applicable)		3,544,873	-	3,475,385	69,488	98	2
	Total		627,730,298	48	509,512,889	118,217,409	81	19
	Total	4,368,647,898	3,224,740,758	74	2,975,735,263	249,005,495	92	8

PARAMESHWAR G. HEGDE
B.A., M.Com., BGL., FCS

HEGDE & HEGDE
Company Secretaries
"Ganesha Krupa"
34, 1st Main Road, Gandhinagar
Bangalore - 560 009.
✆ : 080 22267041, (R) 080 26589597
e-mail : hegdeandhegdecs@gmail.com

REPORT OF SCRUTINIZER

(Pursuant to Section 110 of the Companies Act, 2013 and Rule 22(9) of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,
Board of Directors
Infosys Limited
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru- 560100

Dear Sir,

I, Parameshwar G. Hegde, Practicing Company Secretary, at # 34, "Ganesh Krupa", 1st Main Road, Gandhinagar, Bengaluru, 560009, appointed as Scrutinizer by the Board of Directors of **Infosys Limited** (the Company) for the purpose of scrutinizing Postal Ballot process in a fair and transparent manner in respect of the resolutions stated in the Notice of the Postal Ballot dated January 11, 2019 proposed to be passed by the Equity Shareholders of the Company, submit my report as under:

1. The compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to Postal Ballot by the shareholders on the resolutions proposed in the Notice of the Postal Ballot is the responsibility of the management. My responsibility as a Scrutinizer is to render consolidated Scrutinizer's Report of the total votes cast in favour or against if any, on the resolutions.

2. In accordance with the Notice of the Postal Ballot dated January 11, 2019, dispatched to the shareholders by prescribed modes during February 06, 2019 to February 10, 2019 and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014 on February 11, 2019, the voting commenced on February 11, 2019 (at 9:00 hours) and ended on

March 12, 2019 (at 17:00 hours) for physical ballots and as well as for e-voting. The e-voting facility was provided by National Securities Depository Limited (NSDL). The votes were unblocked at around 17:05 hours on March 12, 2019 and the e-voting summary statement was downloaded from e-voting website of National Securities Depository Limited (NSDL) (https//www.evoting.nsdl.com).

3. The Equity Shareholders holding shares as on January 22, 2019, "cut off date", were entitled to vote on the resolutions stated in the Notice of the Postal Ballot.

4. The ballot papers received were scrutinized. The ballot papers received were reconciled with the records maintained by the Company / R&TA and the authorizations / power of attorney etc. lodged thereof. The voters were also scrutinized for the purpose of eliminating duplicate voting and 23 ballots were rejected on duplicate voting i.e. on e-voting as well as by physical ballot. Invalid ballots were marked and segregated and the summary results were prepared. For processing Postal Ballots, necessary technical support was provided by Karvy Fintech Private Limited, Hyderabad (Karvy), the Registrar & Share Transfer Agents of the Company.

5. My report on the results of the voting is based on the data downloaded from the National Securities Depository Limited (NSDL) and the votes cast through physical ballot forms received respectively in respect of the resolutions contained in the Notice of the Postal Ballot.

6. The result of the voting is as under:

a) **Resolution-1: Special Resolution**

Approval for the Buyback of Equity Shares of the Company.

i. Voted **in favour** of the resolution:

Number of members			Number of votes cast in favour of resolution	% of total number of valid votes cast
a)	Voted by physical ballot	3,468	10,39,76,538	
b)	Voted by electronic mode	7,086	311,01,79,611	
	Total	10,554	321,41,56,149	98.72

ii. Voted **against** the resolution:

Number of members			Number of votes cast against the resolution	% of total number of valid votes cast
a)	Voted by physical ballot	205	1,74,784	
b)	Voted by electronic mode	493	4,15,13,455	
	Total	698	4,16,88,239	1.28

iii. **Invalid** votes :

Total number of members whose votes declared invalid	Total number of votes cast by them
277	8,50,106

b) **Resolution-2: Special Resolution**

Re-appointment of Kiran Mazumdar-Shaw as an Independent Director.

(i) Voted **in favour** of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	3,466	10,39,36,553	
b) Voted by electronic mode	6,751	287,17,98,710	
Total	10,217	297,57,35,263	92.28

(ii) Voted **against** the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	96	69,488	
b) Voted by electronic mode	832	24,89,36,007	
Total	928	24,90,05,495	7.72

(iii) **Invalid** votes :

Total number of members whose votes declared invalid	Total number of votes cast by them
390	9,93,569

7. Register of postal ballot and all other relevant records of voting process given/provided/maintained in electronic mode and the postal ballots (physical) will remain in my custody until the Chairman considers, approves and signs the minutes of the postal ballot and the same shall be handed over thereafter to the Chairman/Person authorized by him for safe keeping.

Thanking you,

Yours faithfully,

Place: Bengaluru
Dated: March 14, 2019

Parameshwar G. Hegde
FCS 1325, CP No. 640
Scrutinizer